Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-251032

December 10, 2020

CI FINANCIAL CORP.
US$700,000,000 3.200% NOTES DUE 2030
PRICING TERM SHEET
December 10, 2020

Issuer:	CI Financial Corp.
Security:	3.200% Notes due 2030 (the “Notes”)
Expected Ratings*:	BBB/Stable (S&P)
BBBH/Negative (DBRS)
Ranking:	Senior Unsecured
Size:	US$700,000,000
Trade Date:	December 10, 2020
Expected Settlement Date**:	December 17, 2020 (T+5) Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.
Maturity Date:	December 17, 2030
Coupon:	3.200%
Interest Payment Dates:	June 17 and December 17, commencing June 17, 2021
Price to Public:	99.873% plus accrued interest, if any, from December 17, 2020
Benchmark Treasury:	UST 0.875% due November 15, 2030
Benchmark Treasury Price & Yield:	99-20; 0.915%
Spread to Benchmark Treasury:	+ 230 basis points
Yield:	3.215%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Change of Control:	at 101%
Redemption Provisions:
Make-Whole Call:	Prior to September 17, 2030 (three months prior to maturity), treasury rate plus 35 basis points
Par Call:	At any time on or after September 17, 2030 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed
Tax Call:	At par, in the event of certain changes in tax law

Use of Proceeds:	The net proceeds from the sale of the Notes will be used to repay outstanding indebtedness under the Issuer’s revolving credit facility, with the remainder of the net proceeds, if any, used for general corporate purposes
CUSIP/ISIN:	125491 AN0 / US125491AN04
Book-Running Manager:	BofA Securities, Inc.
Joint-Lead Manager:	J.P. Morgan Securities LLC
Co-Managers:

RBC Capital Markets, LLC

CIBC World Markets Corp.

National Bank of Canada Financial Inc.

Raymond James (USA) Ltd.

TD Securities (USA) LLC

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. (toll free) at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com.